Exhibit 99.1

August 3, 2015

The Manager-Listing
National Stock Exchange of India Limited,	022-26598238
Mumbai

The Manager-Listing
BSE Ltd. Mumbai	022-22722061

The Market Relations
The New York Stock Exchange.

Dear Sirs,

Subject: Changes in directorate of the Company

Dr. Jagdish N Sheth, who was an Independent Director of the Company, completed his tenure of directorship on July 31,2015. The Board decided to appoint Dr. Jagdish N Sheth as an Additional Director and thus, pursuant to Clause 30(a) of the Listing Agreement and para 204.10 of the NYSE Listed Company Manual, this is hereby informed that Dr. Jagdish N Sheth is appointed as an Additional Director of the Company with effect from August 1, 2015. He continues to qualify as an Independent Director of the Company.

This is for your information and records. Kindly update the same on the Stock Exchange websites.

Yours faithfully,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Bangalore

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India   |   Tel:+91-80-2844 0011

Fax:+9180-2844 0054  |  Website: www.wipro.com  |  Email:info@wipro.com  |  CIN No. L32l02KAI945PLC020800